

July 20, 2006

Room 7010

James S. Sawyer
Senior Vice President and Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re: Praxair, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 001-11037**

Dear Mr. Sawyer:

We have reviewed your response letter dated June 30, 2006 and have the
following comment. Where indicated, we think you should revise your document or
revise your document in future filings in response to this comment. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In our comment, we
may ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 4. Segment Information, page 49

1. We have reviewed your response to prior comment 2 as well as the financial
    information that is regularly reviewed by your CODM. Based on your response,
    we note that due to the size of your North American industrial gases business and
    to facilitate day-to-day control and decision making, you established a
    management structure for your industrial gases business consisting of six business
    units within North America (NAIG, Mexico, PDI, Healthcare Services,
    Electronics and GSS) and that these business units are based on either distribution
    methods and/or market segments We also note that the financial reports that are
    regularly reviewed by your CODM do not appear to have discrete financial
    information for your North American segment as presented in Note 4. Rather

these financial reports include discrete financial information for each of the six business units identified above. These units therefore appear to be operating segments as defined by paragraph 10 of SFAS 131. Based on your CODM reports, it is not clear to us that these units are economically similar such that aggregation of these units pursuant to paragraph 17 of SFAS 131 is appropriate. In this regard, we note significant differences in sales growth and operating growth amongst these business units. Please provide us with an analysis that addresses the economic differences amongst your business units and that supports your basis for aggregating these business units (operating segments) into your North American reportable segment. Otherwise, tell us how you will revise your segment reporting to fully comply with the disclosure requirements of SFAS 131.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker at (202) 551-3691 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili N. Shah
Branch Chief